EXHIBIT 99.3

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	2

2023 HIGHLIGHTS	3

SELECT FINANCIAL INFORMATION	5

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES	6

MINERAL PROPERTY PORTFOLIO REVIEW	7

SELECT QUARTERLY FINANCIAL INFORMATION	21

RESULTS OF CONTINUING OPERATIONS	22

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	24

FINANCIAL INSTRUMENTS	25

RELATED PARTY TRANSACTIONS	25

OFF-BALANCE SHEET ARRANGEMENTS	26

FINANCIAL LIABILITIES AND COMMITMENTS	26

NON-IFRS MEASURES	26

MATERIAL ACCOUNTING POLICIES	26

CRITICAL ACCOUNTING ESTIMATES	26

CRITICAL ACCOUNTING JUDGMENTS	27

IFRS ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	27

RISKS AND UNCERTAINTIES	27

QUALIFIED PERSONS	30

SECURITIES OUTSTANDING	30

DISCLOSURE CONTROLS AND PROCEDURES	30

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	30

LIMITATIONS OF CONTROLS AND PROCEDURES	31

FORWARD-LOOKING INFORMATION	31

CAUTIONARY NOTE TO U.S. INVESTORS	32

Page 1

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited annual consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the years ended December 31, 2023 and 2022, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These documents along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the financial year ended December 31, 2023, are available under the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov. All published information is publicly available through First Mining’s website at www.firstmininggold.com. Note that nothing mentioned is incorporated by reference unless specified otherwise.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of March 28, 2024, and all information contained in this MD&A is current as of March 28, 2024.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec. Springpole is one of the largest undeveloped gold projects in Ontario. The Company has commenced a Feasibility Study (“FS”) and permitting activities are on-going with a draft Environmental Impact Statement/Environmental Assessment (“EIS/EA”) for the Springpole Project issued for review and consultation in May 2022. By the end of 2023 First Mining issued responses to all of the initial comments and is continuing to advance through technical meetings. Also in 2023, First Mining hosted public and community open house meetings to engage on the draft EIS/EA. Consultation and engagement on the draft EIS/EA with Indigenous communities, municipalities, regulators and stakeholders will continue in order to shape the final EIS/EA submission in mid-2024. In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed a Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023. First Mining also wholly owns the Cameron Gold Project in Ontario. The portfolio of First Mining’s gold project interests includes a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced in a joint venture with Firefly Metals Ltd.), a 49% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp.). The Company holds a 14.1% equity in Big Ridge Gold Corp., and an 11.2% equity position interest in Treasury Metals Inc. (“Treasury Metals”), which is advancing the Goliath Gold Complex.

Page 2

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

2023 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to March 28, 2024).

Project Highlights

Springpole

•	Continued collecting environmental baseline data and advancing environmental assessment work, planning for submission of a final EIS/EA in mid-2024 and engagement and negotiations with local Indigenous rights holders, government regulators and stakeholders of the Springpole Project.
•	Continuing Feasibility Study work activities, including preliminary pit slope and mine design planning; and a 230 kV transmission line design including the required connectivity studies.
•	Local office opened in Sioux Lookout to represent the Company and its interests in the community.

Birch-Uchi

•	Delivered results from the winter diamond drilling program, including intersection of significant gold mineralization at the Saddle (0.92 g/t Au over 114 metres) and Horseshoe (0.54 g/t Au over 57 metres) targets. A total of 2,760 metres was drilled during the Birch-Uchi winter program.
•	Additional work completed in 2023 and to date included further consolidation and analysis of the 2022 and 2023 exploration data, a summer soil geochemistry campaign focused on new and follow-up targets; and mapping and prospecting programs focusing on several prospective areas. Corresponding drill target development is underway.

Duparquet

•	Results of a positive PEA were released on September 7, 2023, including an updated Mineral Resource Estimate for the Duparquet Project that includes estimates for the Duparquet, Pitt and Duquesne deposits. The PEA Technical Report was filed on October 20, 2023.
•	Renovations were completed on the Community Relations Office that was opened in the town of Duparquet.
•	As of December 31, 2023, the Company completed an initial Phase I, 4,881 metre exploration drilling program as well as 2,082 metres of the Phase II program, for a total of 6,963 metres at the Duparquet Gold Project, focusing on validating, de-risking and advancing a number of newly developed exploration targets, as well as growing the existing mineral resource.
•	In Q3 2023, the Company’s Board of Directors and Senior Leadership Team visited the Duparquet site and held meetings with the town Mayor and certain Council Members.
•	Continued to host information sharing sessions with the Municipality of Duparquet and residents, to enhance an ongoing dialogue with the local communities.
•	Work continued on baseline environmental studies with respect to groundwater and surface water quality.
•	In Q2 2023, a subsidiary of the Company filed an initial management plan with the Quebec Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”).

Corporate Highlights

•	On January 9, 2024, the Company announced the appointment of James Maxwell to Vice President, Exploration & Project Operations and Stephen Lines to Vice President, Sustainability. The Company also announced the resignation of Jeffery Reinson as Chief Operating Officer.
•	As of December 31, 2023, the Company’s cash and current investments balance was $12.5 million and the equity interests in Treasury Metals, PC Gold Inc. (Pickle Crow Project), and Big Ridge Gold Corp. (Hope Brook Project) had a combined carrying value of $26.2 million.
•	On January 24, 2024, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada, and a corresponding Registration Statement on Form F-10 with the United States Securities and Exchange Commission. The Final Shelf Prospectus and the Registration Statement was filed to provide the Company with greater financial flexibility going forward but the Company has not entered into any agreements or arrangements to authorize or offer any Securities at this time.

Page 3

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

•	On December 7, 2023, the Company closed the second and final tranche of a non-brokered private placement initially announced on October 26, 2023, pursuant to which it raised aggregate proceeds of approximately $10.8 million (the “2023 Offering”). Pursuant to the 2023 Offering, the Company issued an aggregate of 86,661,000 units of the Company (the “Units”) at a price of $0.125 per Unit. The 2023 Offering closed in two tranches with 22,668,000 units issued on December 7, 2023, and 63,993,000 units issued on November 21, 2023. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.20. The Company paid issuance costs of $389,075 in cash.
•	On November 3, 2023, a subsidiary of the Company sold certain unpatented mining claims “Favourable Lake Claims” to Patriot Lithium Limited “Patriot” in exchange for a 0.54% NSR royalty (“Patriot Royalty”) on mineral production from the Favourable Lake Claims, and 1,250,000 ordinary shares of Patriot. Pursuant to the NSR Royalty Agreement with Patriot, Patriot at any time may purchase 50% of the Patriot Royalty by paying $270,000 to the subsidiary of the Company.
•	On June 23, 2023, the Company completed a non-brokered private placement for aggregate gross proceeds of $5,000,000 consisting of 18,518,519 flow-through units (“FT Units”) at a price of $0.27 per FT Unit. Each FT Unit is comprised of one common share and one half of one common share purchase warrant. The common shares that comprise the FT units qualify as “flow-through shares” for the purposes of the Income Tax Act (Canada) (the “ITA”). Each Warrant entitles the holder to acquire one common share of the Company at a price of $0.27 for a period of 36 months following the closing date of the offering and paid issuance costs of $127,000 in cash.
•	On June 19, 2023, the Company published its second annual Environmental, Social and Governance (“ESG”) Report for the 2022 year (“ESG Report”). The Report provides a comprehensive overview of the Company’s ESG commitments, practices and performance.
•

On April 24, 2023, the Company sold its mining claims in Manitoba (the “Eagle Claims”) to Grid Metals Corp (“Grid Metals”) for total consideration comprised of $300,000 in cash, 250,000 common shares of Grid Metals, a future contingent payment of $350,000 and a 2.0% NSR royalty on the Eagle Claims.

•	On February 21, 2023, the Company sold all of the common shares of a wholly-owned subsidiary of the Company that held its non-core royalty portfolio to Elemental Altus Royalties Corp. (“Elemental Altus”) for approximately $4.7 million in cash and 1,598,162 common shares of Elemental Altus for total consideration of approximately $6.7 million.

Page 4

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the year ended December 31
	2023	2022
Mineral Property Cash Expenditures(1)	$18,193	$25,113
Net Income (Loss)	(7,036)	(16,279)
Total Cash Provided by (used in) Operating Activities	(5,072)	(5,082)
Basic and Diluted Net Loss Per Share (in Dollars)(2)	$(0.01)	$(0.02)

Financial Position (in $000s):	December 31,	December 31,
	2023	2022
Cash and Cash Equivalents	$12,211	$13,558
Working Capital(3)	2,162	5,612
Investments	263	184
Mineral Properties	244,234	221,147
Investment in Treasury Metals Inc.	3,269	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,527	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	1,406	2,119
Total Assets	286,067	266,933
Total Non-current Liabilities	$36,486	$30,015

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(3)

This is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.

Total Investments (in $000s):	December 31,	December 31,
	2023	2022
Short-term investments and Investments	$263	$184
Non-Current Investments:
Investment in Treasury Metals Inc.	3,269	5,592
Investment in PC Gold Inc. (Pickle Crow Project)	21,527	21,572
Investment in Big Ridge Gold Corp. (Hope Brook Project)	1,406	2,119
Total Investments	$26,465	$29,467

Net Loss – The decrease in net loss for the year ended 2023 compared to the net loss in the same period in 2022 is primarily due to the change in net loss from non-cash items for the year ended December 31, 2023. The net loss is comprised of an impairment of non-current assets for the year of $1.5 million (December 31, 2022: $10.4 million), change in reclamation recovery estimate of $1.2 million (December 31, 2022: $0.2 million expense), and a fair value gain on the PC Gold Option of $0.6 million (December 31, 2022: loss of $0.9 million), which is offset by the fair value loss on the silver stream liability $7.1 million (December 31, 2022: $1.1 million) as a result of the decrease in credit spread and time to maturity. The Company sold its non-core Royalty portfolio and other non-core assets for a total gain on disposal of assets of $7.3 million (December 31, 2022: $5.7 million), reducing the loss before income tax during the year.

Cash and Cash Equivalents – The decrease in 2023 was primarily due to cash used in investing activities at the Company’s mineral projects, particularly at Springpole and Duparquet. The cash used was partly offset by the cash received from the sale of a non-core royalty portfolio to Elemental Altus Royalties Corp in Q1 2023 and two non-brokered private placements during the year. See the section in this MD&A titled “Financial Condition, Liquidity and Capital Resources”.

Page 5

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Total Assets – The increase relative to 2022 was primarily due to the increase in mineral properties from acquisitions, exploration programs and field activity. The increase in total assets was offset by cash spent on operating expenses in the income statement.

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021 (the “PFS”), which was prepared for First Mining by AGP Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca):

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project(1)	121,600,000	0.97	5.23	3,800,000	20,500,000

Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project (49%)(8)	7,933,100	2.32	-	590,940	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project (49%)(8)	1,085,350	3.24	-	113,190	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	230,125,800	1.18	5.00	8,790,040	24,300,000
Total Measured and Indicated Resources	233,669,400	1.21	5.00	9,095,540	24,300,000
Total Inferred Resources	77,277,950	1.59	2.80	3,955,840	1,400,000

The Mineral Reserves and Resources set out in this table, with the exception of the Hope Brook Gold Project, are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2023, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. The Hope Brook Mineral Resources are based on the technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd. For Big Ridge Gold Corp., dated April 6, 2023, which is available under Big Ridge’s SEDAR+ profile at www.sedarplus.ca. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of December 30, 2020 and is based on the Mineral Resource Estimate that has an effective date of July 30, 2020. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue. The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases. The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%. The exchange rate assumption applied was $1.30 equal to US$1.00.

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(3)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

Page 6

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Firefly Metals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

(8)

First Mining owns 49% of the Hope Brook Gold Project, and 51% is owned by Big Ridge Gold Corp. The Indicated and Inferred Mineral Resources for Hope Brook shown in the above table only reflects First Mining’s percentage ownership interest.

MINERAL PROPERTY PORTFOLIO REVIEW

The following section discusses the Company’s priority and other significant projects for assets located in Canada.

As at December 31, 2023 and December 31, 2022, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Springpole	Birch-Uchi	Duparquet	Cameron	Hope Brook	Others (1)	Total
Balance December 31, 2022	$125,829	$3,871	$42,886	$32,581	$15,852	$128	$221,147
2023 acquisition and capitalized net expenditures	13,128	4,112	5,708	267	-	-	23,215
Option payments	-	-	-	-	-	(128)	(128)
Balance December 31, 2023	$138,957	$7,983	$48,594	$32,848	$15,852	$-	$244,234

(1)

Other mineral properties as at December 31, 2022 included: A 1.5% NSR royalty on the Goldlund gold property, which was sold by First Mining on December 19, 2022 (see financial statement note 7); and the Turquoise Canyon property in Nevada (formerly under option with Momentum Minerals Ltd. Which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021. Westward Gold Inc. exercised its option to acquire the Turquoise Canyon property on January 30, 2023, and as a result, First Mining no longer owns the Turquoise Canyon property.)

MATERIAL CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

The Springpole Gold Project, as defined in the PFS, covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and thirteen mining leases. Additional mining claims surrounding the Springpole Gold Project were acquired by First Mining in 2021, totaling another 9,209 hectares. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, winter road access, a forestry access road within 18 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Nine and Treaty Three First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

____________________

1 Source: S&P Market Intelligence database as of April 16, 2022. Ranking among undeveloped primary gold resources per jurisdiction.

Page 7

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

During the year ended December 31, 2023, the most significant expenditures at the Springpole Gold Project were:

•	$6,464,000 in connection with environmental data collection and assessment activities, assaying, field work;
•	$2,509,000 for consultants, contractors, and salaries;
•	$1,654,000 in connection with ongoing drilling, exploration and technical studies;
•	$1,597,000 in connection with land tenure and advanced royalty acquisitions;
•	$904,000 in connection with camp costs for fuel, travel and other expenditures.
$13,128,000

Technical Programs

Since completing the PFS for Springpole in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment (“EA”) / Environmental Impact Statement (“EIS”) process and into the Feasibility Study (“FS”) process.  These programs include FS-level metallurgical test work, geotechnical and site investigation work to support FS-level preliminary pit slope, dyke and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, predictive environmental effects modelling and studies, and EIS/EA preparation.

Metallurgical Program

The focus of the FS-level metallurgical program is to confirm metallurgical information and the process design of the PFS and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole. Initial metallurgical test work was completed at the end of Q1 2022 and based on these results an additional test work program was commenced to confirm the proposed FS process design in Q3 2022. The Feasibility Study metallurgical program was completed in Q3 2022, and the process flow diagram (PFD), mechanical and electrical equipment lists, and plant layout have been revised based on the findings of the program. A final metallurgical test work report was issued by Ausenco in Q3 2023.

Renewable Power Generation Opportunities

An initial scoping study by SLR Consulting Inc. in 2021 on power generation in the project development area concluded that wind and solar were both viable potential supplemental power sources for the Springpole Project that warranted further study.  In furtherance of this, First Mining continued site-specific data collection for wind resources throughout H2 2022 and H1 2023 and aims to discuss opportunities with the local communities to better understand avenues for partnership in a potential renewable power development. A preliminary wind data report summarizing the 2022 to Q1 2023 findings was issued by SLR in April 2023, with a final 1- year summary wind data report expected to be issued in H1 2024.

230 kV Transmission Line Design

In Q1 2023, First Mining continued to advance a feasibility-level design of an 89 km, three-phase, 230 kV overhead transmission line from a tap location on the existing Wataynikaneyap Power GP (“Watay”) W51W transmission line to supply electrical power to the mine site.  In Q3 2023, Ontario’s Independent Electricity System Operator (“IESO”) finalized a System Impact Assessment (“SIA”), which is the IESO’s Notification of Conditional Approval for Connection Project, as required for the proposed new transmission line. First Mining engaged Watay to perform a Short-Circuit Study to assist the IESO in its performance of the SIA, a Protection Impact Assessment (“PIA”), which was completed in Q1, 2023. The Transmitter (Wataynikaneyap Power LP) has completed its Customer Impact Assessment (“CIA”) study which assesses the expected impact of the proposed connection on existing area customers in the affected area. This study assessed the impact of the project on the following factors: Short circuit levels, Supply voltage levels, Adequacy/capacity of supply facilities and Reliability of the supply at the customer connection/delivery point. The results of the CIA did not indicate there would be any material adverse impacts on existing area customers after the connection of the Project to the grid.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Further Co-Disposal Facility (“CDF”) Optimization

In Q4 2022, First Mining completed all trade-off studies on the CDF, which highlighted the need for additional optimization on the PFS design. First Mining adopted certain recommendations arising from the trade-off studies, then in the first half of 2023 continued to advance the CDF concept design which supported the mine planning, process design and environmental assessment work, and which was due for completion in Q4 2023. The CDF concept design being advanced by WSP was presented to a recently formed Independent Geotechnical Review Board (IGTRB) in Q4, 2023, with their review and recommendations due in H1, 2024. Upon the IGTRB’s initial recommendations, the concept design will be reviewed to see if further optimization can be achieved.

Environmental Data Collection

The 2023 environmental field work activities involved a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies covered a broad range of disciplines across the biological, physical and human environments including surface water, groundwater, geochemistry, aquatic biology, archaeology, cultural heritage, and species at risk. The data is being analyzed and reported on for inclusion in the final EIS/EA.

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

After releasing the draft EIS/EA in May 2022, First Mining held several meetings with government regulators and received written comments from all relevant provincial ministries and federal agencies. First Mining also received written comments and met with local indigenous communities. The Municipality of Ear Falls and Municipality of Sioux Lookout have also been consulted on the Project. By the end of 2023 First Mining issued responses to all of the initial comments and is continuing to address follow up through technical meetings. Also in 2023, First Mining hosted public and community open house meetings to engage on the draft EIS/EA. Consultation and engagement on the draft EIS/EA with Indigenous communities, municipalities, regulators and stakeholders will continue in order to shape the final EIS/EA submission in mid-2024.

The final EIS/EA technical modelling and analysis started in Q3 2023 and is progressing on track. First Mining is working closely with the lead consultant WSP to continue to update the analysis and environmental assessment reporting.

Cat Lake First Nation

On September 18, 2023, the Company was informed that Cat Lake First Nation (“CLFN”) had passed a Band Council Resolution (“BCR”) ratifying an existing moratorium on mining and mining related activities in Cat Lake traditional territory. The BCR was issued in reaction to the Province of Ontario consulting with CLFN on the Company’s permit request for the potential construction of an overland winter access road to the Springpole project from the Birch River crossing.  CLFN had declared a moratorium on mining and mining related activities by letter dated December 2022. The Province of Ontario has continued to grant exploration and other permits to the Company throughout 2022 and 2023, and to date the moratorium has not impacted the Company’s ability to carry out exploration, development and environmental assessment activities at the Springpole site. The Company continues to provide Cat Lake opportunities to engage in Project planning and to constructively engage with other local Indigenous communities, government regulators and stakeholders on the Springpole Project.

On February 8, 2024, First Mining was granted several authorizations to permit construction of a temporary winter-only access road to the Sprinpgole exploration camp. On February 21, 2024, CLFN challenged the authorizations and asked the court for an order canceling the authorizations and remitting the matter to the Ministry of Natural Resources and Forest (the “MNRF”) for reconsideration in accordance with its duty to consult and accommodate CLFN. On February 23, 2024, after hearing arguments from First Mining, MNRF and CLFN, the court ordered an interim stay of the authorization pending judicial review, pausing the temporary winter road construction activities. First Mining understands that the Judicial Review will proceed over the next several months.  First Mining believes that it and the MNRF have satisfied their consultation obligations with respect to the permits for the Temporary Winter Road, and will continue to provide opportunities for CLFN and other Indigenous communities to meaningfully engage with the Company around this important safety initiative and potential impacts on their Aboriginal and Treaty rights.

Page 9

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Key Catalysts for Springpole Project Development for 2024

First Mining is continuing with a number of important project advancements in 2024, including:

•	Advancing geotechnical work plans for design of open pit and Co-Disposal Facility (“CDF”)
•	Continuation of other FS engineering activities such as dyke design, CDF design, road access and transmission line design, and other site infrastructure requirements
•	Continuing assessment of renewable energy development opportunities in and around the Project
•	Finalization of Watay’s Customer Impact Assessment (“CIA”), issuance of final SIA to IESO, and continuation of design work on the 230 kV transmission line
•	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report

Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic Silver Corp “"First Majestic”") pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and the first two tranches totaling $17.5M have been paid to First Mining. The final tranche of US$5 million is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement.  Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37 in accordance with the terms of the Silver Purchase Agreement). In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to an annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining have been used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Project, Ontario (Regional land acquisitions)

With its Birch-Uchi Gold Project, First Mining consolidated a 74,000 ha land tenure through acquisitions and option agreements (see Figure 2) surrounding its Springpole Project to advance regional scale exploration opportunities. The Birch-Uchi Greenstone Belt has historically and still presents an exciting opportunity for discovery in an area which has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts.

Prospective targets in this new mineral tenure include the past-producing high-grade Sol d’Or mine; the Swain property, the Vixen North property–- located nearby the past-producing Argosy mine, which produced approximately 100,000 oz. at 11.4 g/t Au–- and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Figure 2:  First Mining’s Land Tenure within the Birch-Uchi Greenstone Belt

First Mining has actively been conducting regional-scale exploration in the Birch-Uchi Greenstone Belt since 2021 where the focus has been to infill data gaps, follow up on historical and newly defined prospective areas, and advance discovery to build a prospectivity pipeline.

During the 2022 & 2023 targeted field campaigns, First Mining’s exploration teams have collected 1,381 soil geochemical samples and 998 rock grab samples during mapping and prospecting campaigns, drill tested four targets, and completed a 3,843 line km airborne geophysical survey. This work has contributed to the development of a target catalogue with more than 80 targets identified for further follow-up and advancement.

Significant and anomalous supporting gold results were returned from rock samples (including 42.4 g/t Au at the Sirius target, 34.7 g/t Au at the historic Sol D’Or Mine, 15.4 g/t Au at the Bronco target, and 15.3 g/t Au at the Canamer target) and the Company continued to build up a sizeable district dataset for targeting of mineralization occurrences and favourably endowed gold trends.

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

In October 2022, the Company completed a 3,843 line km geophysical airborne survey over portions of the Birch-Uchi land tenure and the geophysical survey data from SkyTEM was delivered in December 2022, upon which further work was undertaken by Mira Geoscience to develop advanced geophysical interpretation, modelling and 3D inversion support products in Q1 2023.

In July 2023, the Company announced results from its 2023 drilling program in the Birch-Uchi Greenstone Belt, which comprised a total of eleven drill holes for 2,760 meters, and focused on three target areas (Saddle, Horseshoe, and Atlantis). A summary of the target areas and drill results is provided below.

Saddle Target

The Saddle target is located approximately 12 km southwest of the Springpole Gold Project (Figure 3) and drilling by the Company at the Saddle target included five drill holes totaling 842 meters which identified a significant gold mineralization system, and returned consistent gold mineralization over meaningful widths that remains open for expansion.

Drill highlights at the Saddle Target include grades of 0.92 g/t Au over 114.0 meters in hole SAT23-001, and 0.75 g/t Au over 57.7 meters in drill hole SAT23-002.  The 2023 drilling results are indicative of a mineralization envelope that is continuous on both sides of the shear zone and will form an important focus of additional follow-up exploration.

Horseshoe Target

The Horseshoe target is located approximately 10 km southwest of the Springpole Gold Project (Figure 3) and drilling by First Mining in the 2023 winter program at Horseshoe included five drill holes totaling 1,589 metres.  Drilling was focused on testing the preliminary 3D geological model and to target sheared, mineralized granodiorite along the Swain Deformation Zone (“SDZ”) as well as its continuity down plunge.  Drilling identified a significant gold mineralization system, with assay results indicating the expansion of the gold mineralization beyond the original modelled zones.  Drill highlights include 0.48 g/t Au over 48.5 metres in drill hole HOR23-001, 0.54 g/t Au over 57 metres in drill hole HOR23-002, and 0.64 g/t Au over 24 metres and 0.45 g/t Au over 14.5 metres in drill hole HOR23-003.

Atlantis Target

One drill hole in the 2023 winter program was completed to test the Atlantis target within the Company’s Birch Property, located approximately 4 km north of the Springpole Gold Project (Figure 3), where several significant high-grade gold settings have been identified in previous exploration campaigns. The Atlantis target occurs as a series of plate modeled EM conductors identified in the 2022 SkyTEM geophysical campaign, coincident with a magnetic high trend interpreted to be folded iron formation stratigraphy. The 2023 drill hole BIR23-001 tested this target and was a technical success in that it intercepted significant quartz veining, as well as multiple zones of pyrite and pyrrhotite sulphidized iron formation stratigraphy that will provide additional vectoring within the target and property-wide area. Gold grades returned were below detection limits, with additional characterization work and target vectoring in this target area still to be completed.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Figure 3: 2023 Drill Target Locations, Birch-Uchi Greenstone Belt Project

Summer 2023 Field Program

The 2023 summer field campaign was comprised of soil geochemistry surveys as well as mapping and prospecting programs across the Birch-Uchi properties.

Soil geochemistry campaigns comprised of regional greenfields screening on areas of lower data resolution and across regional structures and features, including those highlighted during the 2022 airborne geophysics campaign. Additionally, infill soil sampling was conducted on anomalous values returned from the 2022 campaigns including a 724ppb Au in-soil anomaly from Swain Property.  Analytical results are expected to be finalized in Q4 2023 for review and interpretation.

Targeted mapping and rock grab sampling programs were completed in 2023; the purpose of these targeted campaigns was to advance anomalies highlighted in the 2022 airborne geophysics campaign as well as 2021 and 2022 rock grab sample highlights as reported. Follow-up mapping targets were aimed at characterizing the geological and mineralization setting for further target evolvement.

In December 2023 the Company announced the discovery of a new high grade gold occurrence at its Birch-Uchi Project. Rock samples assayed at the now-established Challenger target are encouraging, as highlighted by the discovery of two new mineralized occurrences approximately 60 m apart, where grab samples have returned gold values including 25.60 g/t Au, 7.10 g/t Au and 4.42 g/t Au.  All analytical results were finalized at the end of 2023 and are under review for further integration and interpretation. The outcomes of the work completed to date support 2024 exploration campaigns.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Figure 4: First Mining 2023 Summer Program, Birch-Uchi Greenstone Belt

During the year ended December 31, 2023, the most significant expenditures at the Birch-Uchi Gold Project were:

•	$1,143,000 for field work, assaying and environmental expenditures;
•	$1,080,000 in connection with drilling, exploration and technical consultation;
•	$1,027,000 in connection with travel, fuel and other expenditures;
•	$862,000 for contractors, and salaries;
$4,112,000

Future Work Plans

Following on from their 2022 and 2023 field programs, the First Mining exploration team continues to integrate the data for consolidation, analysis and target evolvement, and are compiling the results of their 2023 summer mapping and soil geochemistry sampling programs which focused on a multitude of prospective areas in their Birch-Uchi land tenure.

Duparquet Gold Project, Quebec

On September 15, 2022, the Company announced that it had completed the acquisition of Beattie shares that were not already owned by First Mining as well as the acquisitions of 2699681 Canada Ltd. and 2588111 Manitoba Ltd. (the “Concurrent Transactions”) and thus as a result, First Mining became 100% owners of the Duparquet Gold Project.

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

On January 30, 2023, First Mining, through its wholly-owned subsidiary Duparquet Gold Mines Inc., entered into an agreement with IAMGOLD Corporation, to acquire its Porcupine East property located adjacent to the Company’s Duparquet property and connecting the land package to its Pitt and Duquesne properties to the east. The transaction closed on February 2, 2023, for a total consideration of:

(1)	2.5 million First Mining common shares (“First Mining Shares”);
(2)	The grant to IAMGOLD of a 1.5% NSR royalty on the Porcupine East property;
(3)	A payment of $500,000, in cash or First Mining Shares, as First Mining may elect at its sole election, if the Company declares a minimum of 350,000 oz gold resource on the Porcupine East property; and
(4)

A payment of $1,000,000, in cash or First Mining Shares, as First Mining may elect at its sole election, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East property.

Property Description

The Duparquet Gold Project, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne (Figure 5), as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and La Sarre to the north – both mining communities that can provide mining infrastructure and skilled labour to develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid.

Previously, the Duparquet property was comprised of two separate mining concessions (Beattie and Donchester mines), but in 2021 the mining concessions reverted back to mining claims, and that claim block is now comprised of fifty map-designated claims covering an area of 1,079 ha.  With the addition of the Porcupine East, Pitt Gold and Duquesne claim blocks, the Duparquet Gold Project comprises 199 map-designated claims totalling 5,804 hectares. The Project covers a strike length of 18 km of favourable stratigraphy along the Destor-Porcupine Deformation Zone.

Figure 5:  Map of the Duparquet Gold Project showing Subdivisions of the Claim Blocks

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. A NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life.  The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section).

For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca

PEA Highlights

●	C$1.07 billion pre-tax NPV5% and C$588 million after-tax NPV5% at US$1,800/oz gold (“Au”)
●	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au
●	Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz
●	Total LOM recovered gold of 2.6 Moz over an 11-year mine life
●	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years
●	Initial capital costs estimated at C$706 million; sustaining and underground development capital costs estimated at C$738 million
●	Average annual LOM Total Cash Cost of US$751/oz(1); average annual LOM All-In Sustaining Costs (“AISC”) of US$976/oz(2)

(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.

(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold, as detailed in Table 2.

Table 2: PEA Sensitivity to Gold Price, Operating Costs and Capital Costs

Sensitivity to Gold Price

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000	$2,200
Pre-Tax NPV5%	C$168 million	C$621 million	C$1.07 billion	C$1.53 billion	C$1.98 billion
Pre-Tax IRR	8.5%	17.1%	24.9%	32.0%	38.6%
After-Tax NPV5%	C$20 million	C$310 million	C$588 million	C$859 million	C$1.12 billion
After-Tax IRR	5.5%	12.1%	18.0%	23.2%	28.0%

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Sensitivity to Initial Capital Costs

Initial Capital Costs	+20%	+10%	C$706 million	-10%	-20%
Pre-Tax NPV5%	C$814 million	C$949 million	C$1.07 billion	C$1.18 billion	C$1.28 billion
Pre-Tax IRR	16.7%	20.4%	24.9%	30.5%	37.8%
After-Tax NPV5%	C$413 million	C$503 million	C$588 million	C$661 million	C$723 million
After-Tax IRR	12.0%	14.7%	18.0%	21.9%	26.9%

Sensitivity to Operating Costs

Operating Costs	+20%	+10%	C$2.2 billion	-10%	-20%
Pre-Tax NPV5%	C$761 million	C$917 million	C$1.07 billion	C$1.23 billion	C$1.39 billion
Pre-Tax IRR	19.5%	22.2%	24.9%	27.4%	29.9%
After-Tax NPV5%	$398 million	$494 million	C$588 million	$680 million	$771 million
After-Tax IRR	14.0%	16.0%	18.0%	19.9%	21.7%

Mineral Resource Estimate

In September 2022, the Mineral Resource Estimate (“MRE”) for the Duparquet deposit was updated by InnovExplo Inc. in accordance with NI 43-101 (See news release of September 12, 2022 for details). The Duparquet deposit MRE contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 1.6 million ounces of gold in the Inferred category, grading 1.36 g/t Au (see Table 3).

In August 2023, new Mineral Resource Estimates were completed on First Mining’s 100% owned Pitt Gold and Duquesne deposits and have added 1.0 million ounces of gold grading 2.32 g/t Au in the Inferred category (see Table 4), which now form part of the larger consolidated Duparquet Gold Project.

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne, the consolidated Duparquet Project now contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (Table 5).

Table 3: Duparquet Deposit Mineral Resource Estimate (Effective September 12, 2022)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Table 4: Pitt Gold and Duquesne Deposits Mineral Resource Estimate (Effective August 31, 2023) – not included in the PEA

Area (mining method)	Cut-off (g/t)	Pitt Gold Inferred Resource			Duquesne Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.5	-	-	-	6,300,000	1.56	316,000

UG Mining	1.75	2,120,000	2.75	187,200	5,030,000	3.1	501,400

Total		2,120,000	2.75	187,200	11,330,000	2.24	817,400

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Table 5: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.4	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.5	-	-	-	5,506,900	2.26	399,300	16,189,000	2.6	1,354,100
Tailings	0.4	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Notes to accompany the Duparquet Deposit Mineral Resource Estimate:

a)

The independent and qualified persons for the Mineral Resource estimate, as defined by NI 43 101, are Marina Lund, P.Geo., Carl Pelletier, P.Geo. and Simon Boudreau, P.Eng. from InnovExplo Inc., and Guy Comeau, P.Eng. from Soutex Inc. The effective date of the estimate is Sept. 12, 2022.

b)

Mineral Resources are not Mineral Reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. The Mineral Resource estimate follows current CIM Definition Standards.

c)	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
d)

In-pit and underground estimates encompass sixty (60) mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

e)

In-pit and underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

f)

In-pit and underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.

g)

In-pit and underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.

h)

In-pit and underground: The Mineral Resource estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated Mineral Resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred Mineral Resources. Blocks interpolated in the envelope were all classified as Inferred Mineral Resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).

i)

In-pit and underground: The Mineral Resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit Mineral Resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.9 to 17.0; G&A = CA$8.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

j)	The number of metric tons and ounces was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding.
k)

The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported in the Technical Report, that could materially affect the Mineral Resource estimate.

Notes to accompany the Pitt and Duquesne Mineral Resource Estimates:

•	The independent qualified persons for the Pitt Gold and Duquesne mineral resource estimates, as defined by NI 43 101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is August 31, 2023.
•	These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resource estimate follows current CIM Definition Standards.
•	The results are presented in situ and undiluted and have reasonable prospects of eventual economical extraction.
•	Pitt Gold: Underground: High-grade capping of 20 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
•	Duquesne: In-pit and Underground: High-grade capping of 55 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
•	A density value of 2.7 g/cm3 was used for the mineralized domains and the envelope.
•	The mineral resource estimates are classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.

Page 18

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

•	The Mineral Resource Estimates for Duquesne and Pitt Gold were prepared using 3D block modelling and the inverse distance squared (“ID2”) interpolation method.
•	The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 75 m for Inferred in all zones for Duquesne of 210 m for Inferred in all zones for Pitt Gold.

Exploration Program

A 4,881 metre Phase 1 and continued 2,082 metres of a Phase II diamond drill program for the Duparquet Project was completed from May 1, 2023 to November 12, 2023. By December 31, 2023 a total of 6,963 metres of drilling in sixteen holes had been completed. Diamond drilling and field exploration work was limited in the month of June due to the forest fire conditions and field work activities continued from July 2023.

Based on initial results from the first three diamond drill holes of the Phase I exploration drilling program (reported September 5, 2023), the Company confirmed the presence of a new gold zone. The newly modelled “Buzz Zone” intersected 6.52 g/t Au over 4.6 m and 1.19 g/t Au over 10.4 m in drill hole DUP23-002, and 4.94 g/t Au over 1.00 m as well as 2.16 g/t Au over 1.50 m in drill hole DUP23-003, confirming a newly modeled gold zone targeted proximal to the South Beattie Syenite contact.  Additional drilling at the project targeted exploration areas focused on resource extension, exploration and model validation including the South Zone, Donchester, and Central Duparquet areas.Field exploration campaigns commenced mid-August 2023 with the focus on model validation and mapping & prospecting campaigns that are targeting brownfield opportunities identified in the geological model, as well as regional, greenfield opportunities. Mapping campaigns were completed in Q4 2023 and analytical results were being received and incorporated to project datasets.

During the year ended December 31, 2023, the most significant expenditures at the Duparquet Gold Project were:

•	$2,570,000	in connection with ongoing environmental permitting and community consultations;
•	$1,146,000	in connection with exploration and technical consulting;
•	$1,293,000	for contractors, and salaries;
•	$541,000	in connection with property acquisition costs;
•	$158,000	in connection with travel, fuel and other expenditures
	$5,708,000

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy issues as part of the redevelopment of the property.  On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance (the “Non-Compliance Notice”) from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding historical storage of mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on March 31, 2023, the Company’s wholly-owned subsidiary Eldorado Gold Mines filed an initial management plan with MELCCFP. The Company subsequently filed a response to comments made by the MELCCFP on the groundwater monitoring plan for historical tailings on June 30, 2023. No official response from the MELCCFP has been received to date and discussions are ongoing with the MELCCFP. The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities.

Future Work Plans

The 2024 exploration programs at the Duparquet Project will aim to build on the successes and learnings of the 2023 campaigns, with a continued focus on growth opportunities. Drilling commenced February 2024 where the objective is to complete the Phase 2 winter drilling component of the program. For the second quarter of 2024, the Company is aiming to commence a Phase 3 drilling campaign alongside regional airborne geophysics and LiDAR survey programs that will further uplift exploration target development and vectoring ahead of the summer field campaigns.  Project development work will consist of continued project derisking coupled with mining scenario optimization studies focused on a phased approach to nested opportunities.

Non-Material Projects

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 ha) land package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Further details are available in the NI-43-101 Technical Report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated January 17, 2017, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

During the year ended December 31, 2023, overall spend at the Cameron project was approximately $267,000 of which 51% is attributable to salaries and travel expenses.

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project is located 85 km east of Port aux Basques, Newfoundland and covers an area of 26,050 ha over eleven mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into an earn-in agreement (the “Big Ridge Earn-In Agreement”) with Big Ridge Gold Corp. (“Big Ridge”) pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)	Stage 2 Earn-in (additional 29% earn-in over 2 years)
(1) $500,000 cash upon closing	(2) Additional $10,000,000 in project exploration spend
(3) 11.5 million shares of Big Ridge upon closing	(4) Up to 10 million shares of Big Ridge to a maximum of 19.9% ownership
Stage 1 Earn-in (51% earn-in over 3-year period) (Complete)	Additional Terms:
● $10,000,000 in project exploration spend	● JV to be created upon completion of Stage 1
● 15 million shares of Big Ridge	● First Mining free carried to a feasibility study
● 1.5% NSR royalty (0.5% buyback for $2.0M) – sold in Jan/23	● $2M cash payment upon commercial production

First Mining also has the right to nominate one member to the Board of Directors of Big Ridge (the “Big Ridge Board”) for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge. James Maxwell, the Company’s VP, Exploration, was appointed to the Big Ridge Board in January 2022 as the Company’s nominee.

On September 13, 2022, the Company announced that Big Ridge had completed the Stage 1 earn-in requirements with respect to the Hope Brook Gold Project, as set out in the Big Ridge Earn-In Agreement.  As required under the agreement, Big Ridge has (i) incurred $10 million in qualifying exploration expenditures at Hope Brook, (ii) issued 15,000,000 common shares of Big Ridge to First Mining, and (iii) granted to First Mining a 1.5% NSR royalty on Hope Brook, which was sold to Elemental in Q1 2023.

With the Stage 1 Earn-In complete, Big Ridge has earned a 51% ownership interest in Hope Brook and has until June 8, 2026 to acquire an additional 29% direct interest in Hope Brook (the “Stage 2 Earn-In”) by: (i) incurring a further $10 million in exploration expenditures; and (ii) issuing additional Big Ridge Shares to First Mining in the amount that is the lesser of (a) 10,000,000 Big Ridge Shares; or (ii) the number of Big Ridge Shares which, when combined with the number of Big Ridge Shares owned by First Mining at the time of issuance, would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares outstanding. Upon completion of the Stage 2 Earn-In, First Mining will hold a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

On March 21, 2024, the Company amended the Earn-In Agreement between the Company and its subsidiary and Big Ridge Gold Corp. As part of the terms of the amending agreement, the Company granted Big Ridge the exclusive right and option to increase its undivided interest in and to the property from 51% to 80% in exchange for 10,000,000 Big Ridge Shares, effectively exercising Stage 2 of the amended Earn-In agreement. In addition, the Company sold a total of 36,500,000 Big Ridge shares for $0.05 a share, resulting in gross proceeds of $1,825,000.

An updated Mineral Resource Estimate (“MRE”) was announced by Big Ridge Gold Corp. for the Hope Brook Gold Project on February 21, 2023. For further information on the updated Hope Brook MRE refer to Big Ridge Gold Corp’s technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd, and dated April 6, 2023, which is available under Big Ridge’s SEDAR+ profile at www.sedarplus.ca.

SELECT QUARTERLY FINANCIAL INFORMATION

	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2022-Q4	2022-Q3	2022-Q2	2022-Q1
Net Income (Loss)	$(8,038)	$624	$(1,149)	$1,527	$(8,131)	$(2,669)	$(4,707)	$(773)
Impairment of non-current assets	-	(1,545)	-	-	(757)	(2,180)	(7,424)	-
Total cash provided by (used in) operating activities	(798)	(1,094)	(3,364)	184	(1,761)	(28)	(859)	(2,434)
Basic and Diluted Net Income (Loss) Per Share (in dollars)	(0.01)	0.00	(0.00)	0.00	(0.01)	(0.00)	(0.01)	(0.00)
	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2022-Q4	2022-Q3	2022-Q2	2022-Q1
Cash and Cash Equivalents	12,211	1,949	5,234	6,907	13,558	6,587	15,641	23,724
Short-term investments	-	4,798	4,634	4,797	-	-	-	-
Investments	263	30	2,290	2,811	184	4,715	6,320	11,183
Working Capital (deficit) (1)	2,162	(3,049)	1,789	5,366	5,612	2,994	15,265	24,851
Mineral Properties	244,234	239,500	234,737	229,440	221,147	219,196	185,459	180,918
Investment in Treasury Metals Inc.	3,269	3,302	5,115	5,492	5,592	6,000	7,800	15,271
Investment in PC Gold Inc.	21,527	21,528	21,572	21,572	21,572	21,535	21,568	21,569
Investment in Big Ridge Gold Corp.	1,406	1,479	2,068	2,054	2,119	2,915	1,465	1,434
Total Assets	286,067	276,098	279,277	275,831	266,933	264,533	247,249	267,385
Total Non-Current Liabilities	$36,486	$29,473	$33,354	$34,051	$30,015	$18,578	$19,909	$26,964

(1)      These are non-IFRS measures with no standardized meaning under IFRS Accounting Standards. Refer to the section in this MD&A titled “Non-IFRS Measures”.

Key trends in the quarterly results are as follows:

Net (income) loss – quarter to quarter fluctuations are due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. In addition to fair value adjustments which are required as and when facts dictate, other non-cash items are fair value movements on the Silver Stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net income (loss).

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Cash and cash equivalents – fluctuations are due to the amount and timing of cash used to fund investing and operating activities at the Company’s mineral property portfolio, offset by financings provided by private placements, public offerings, the exercise of options and warrants to support such activities and the divestment of project interests or investment positions. An increase in cash and cash equivalents in Q4 2023 is primarily due to the $10.8 million proceeds from financing that was completed in Q4 2023.

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and investments in the current asset category, and due to mineral property expenditure additions and the equity loss and recorded fair value adjustments of our investments in Treasury Metals, Big Ridge Gold, and PC Gold, all of which are in the non-current asset category.

Non-current liabilities – Changes predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS Accounting Standards and extracted from the consolidated financial statements for the three months and year ended December 31, 2023.

Three Months Ended December 31, 2023 compared to Three Months Ended December 31, 2022

For the three months ended December 31, 2023, net loss and comprehensive loss for the period has decreased by $0.2 million compared to the three months ended December 31, 2022. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods – (Increase) decrease (in $000s)	Explanation
Loss from operational activities
Operating expenses	$(91)	Increase primarily pertains to share based payments offset by lower consultant and legal fees.
Impairment of non-current assets	$757	Due to an impairment of non current assets during Q4 2022. No corresponding impairment recorded in Q4 2023.
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$2,729

Fair value gain on the silver stream derivative compared to Q4 2022 was primarily a result of, 7% increase in spot rate of silver, 2% lower market volatility and 2% lower foreign exchange rate between USD and CAD.

Gain on disposal of assets	$5,493	Primarily driven by gain on sale of Goldlund royalty in 2022.
Deferred income tax recovery	$69	Pertains to flow-through share raise in Q4 2023 and associated DIT recovery.
Net loss for the quarter	$92	Decrease in net loss predominantly relates to the revaluation of the Silver Stream derivative liability and the gain on PC Gold option value.
Other comprehensive loss
Investments fair value loss (non-cash)	$139	Overall decrease in mark to market adjustment of marketable securities held up to Q4 2023 due to liquidation of investments, compared to larger investments held for the same period last year.
Net loss and comprehensive loss	$227	Decrease in net loss and comprehensive loss predominantly relates to the reasons given above.

Page 22

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For the year ended December 31, 2023, net loss and comprehensive loss for the period has decreased by $13.8 million compared to the year ended December 31, 2022. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods – (Increase) decrease (in $000s)	Explanation
Loss from operational activities
Operating expenses	$(638)	Increase primarily pertains to professional fees related to the closing of the royalty and other commercial related transactions and salaries.
Impairment of non-current asset	$8,816	Relates to the impairment of the Treasury Metals investment in 2022, with such amounts being much lower during 2023.
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$(6,067)	Loss on the silver stream derivative compared to 2022 was primarily a result of a decrease in credit spread and silver price futures curve and a lower market volatility.
Gain on sale of mineral properties	$(1,552)	Gain on sale of non-core Royalty portfolio to Elemental in Q1 2023 and sale of claims in Q2 2023 was greater than other royalty sales in 2022.
Investments fair value gain (non-cash)	$(1,606)	No fair value loss/gain in 2023 as Firefly Metals Ltd. Shares held were sold in 2022
Change in reclamation estimates	$(1,203)	Change in PC Gold’s reclamation liability.
Deferred income tax recovery	$(1,267)	Increase due to the settlement of flow-through share premium liability upon incurring eligible flow-through expenditures on funds raised in 2023.
Net loss for the period	$9,243

Decrease in net loss predominantly relates to the gain on sale of the non-core royalty portfolio and lower impairment on non-current assets in 2023 compared to 2022, offset by the fair value loss on the Silver Stream liability.

Other comprehensive loss
Investments fair value loss (non-cash)	$4,523

The decrease in loss mainly is due to fair value losses on mineral property investments recorded in 2022 through OCI and not in 2023 as a result of a change in gold price and acquisition of Duparquet project in Sept 2022

Net loss and comprehensive loss	$13,766	Decrease in loss and comprehensive loss predominantly relates to the reasons given above.

Page 23

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Year ended December 31
	2023	2022
CASH PROVIDED BY (USED IN)
Operating activities	$(5,072)	$(5,082)
Investing activities	(11,315)	(15,809)
Financing activities	15,115	4,889
Foreign exchange effect on cash	(75)	44
CHANGE IN CASH AND CASH EQUIVALENTS	(1,347)	(15,958)
Working capital (1)	2,162	5,612
Cash and cash equivalents, beginning	13,558	29,516
Cash and cash equivalents, ending	$12,211	$13,558

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital”.

Key reasons for variances from December 31, 2022 to December 31, 2023 include:

•	Cash used in operating activities decreased due to changes in non-cash working capital items compared to 2022.
•	Cash used in investing activities decreased primarily due to lower mineral property expenditures primarily related to exploration and field activity and no cash expended on earn-in agreements in 2023 as opposed to 2022.
•	Cash provided by financing activities increased compared to 2022 due to higher proceeds from non-brokered private placements during the year.
•	Working capital is lower at the end of 2023 compared to 2022 primarily due to the increase in accounts payable and accrued liabilities.

Trends in Liquidity, Working Capital, and Capital Resources

The Company’s audited annual consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue its operations for at least twelve months from December 31, 2023 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As at December 31, 2023, the Company had working capital of $2,162,000 (December 31, 2022 - $5,612,000). The $4,576,000 (December 31, 2022 - $5,216,000) current liability balance as at December 31, 2023 represents the additional net dilution which is a non-cash item that would result from FireFly Metals completing its additional 10% equity interest. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The Company has no history of revenues from its operating activities. The Company is not in production on any of its mineral properties and accordingly does not generate cash from operations. During the year ended December 31, 2023, the Company had negative cash flow of $5,073,000 from operating activities.

Since the year ended December 31, 2022, the Company has financed its activities through selling its non-core royalty portfolio and selling some of its investments in other companies. In addition to reducing spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary such as the marketable securities that were sold during 2023.  On June 23, 2023, the Company raised $5,000,000 in a non-brokered private placement financing. The Company raised gross proceeds of $10,832,625 from non-brokered private financings in Q4 2023. Despite this, there can be no assurance that the Company will be able to continue to secure additional financing in the future on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

The annual consolidated financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

OUTLOOK

We remain focused on advancing the Company’s strategic objectives towards near-term milestones, which include:

•	Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, with a focus on submitting a Final EA report in 2024.
•	Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, geological data compilation and targeting, and initiation of the 2024 drill program.
•	Progressing some key Feasibility Study areas at Springpole, such as geotechnical optimization, further process optimization, and power connection studies, as well as advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.
•	Maintaining a strong balance sheet and improving cash position to fund investing activities.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition net transaction costs, in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the annual consolidated financial statements for the year ended December 31, 2023, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments.  The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.  We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company includes the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2023 and 2022 is as follows:

Service or Item	For the year ended December 31
	2023	2022
Directors’ fees	$305	$296
Salaries and consultants’ fees	2,084	2,089
Share-based payments (non-cash)	1,827	1,669
Total	$4,216	$4,054

During the last three months ended December 31, 2023, the key management personnel including members of the Board of Directors and Officers and Vice Presidents of the Company participated in the equity financing for total gross proceeds of $1,585,000.  (December 31, 2022: nil).

Page 25

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities based on the undiscounted contractual cash flows as at December 31, 2023 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$4,828	$4,828	4,828	$-	$-	$-
Other liabilities	926	$1,000	400	600
Lease liability	172	182	168	14	-	-
Total	$5,926	$6,010	$5,396	$614	$-	$-

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICIES

The Company’s material accounting policies are in accordance with IFRS Accounting Standards and are contained in the audited consolidated financial statements for the year ended December 31, 2023. Furthermore, there were no changes in the Company’s accounting policies during the 2023 financial year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Estimation uncertainties are described in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Page 26

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s audited annual consolidated financial statements for the year ended December 31, 2023, the Company used the same accounting policies and methods of computation as in the Company’s annual consolidated financial statements for the year ended December 31, 2022. The following section discusses significant accounting policy judgments which have been made in connection with the consolidated financial statements for the year ended December 31, 2023:

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditure made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associates

With respect to its investments in Treasury Metals, PC Gold, and Big Ridge, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

IFRS ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations, including amendments to IAS 1, “Classification of Liabilities as Current or Non-current” and “Non-current liabilities with Covenants” that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2023 under the heading “Risks that can affect our business”, which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

Page 27

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at December 31, 2023, other comprehensive loss for the year ended December 31, 2023 would have decreased or increased, respectively, by $26,000 (2022 – $18,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at December 31, 2023, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

December 31, 2023
Cash, cash equivalents and short-term investments	$3,139
Net exposure	$3,139
Effect of +/- 10% change in currency	$314

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instruments impacted by commodity prices are the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Firefly Metals Ltd completing its additional 10% equity interest in PC Gold.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short term investments to be immaterial as cash and cash equivalents and short term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at December 31, 2023 based on the undiscounted contractual cash flows. As at December 31, 2023, the Company had cash and cash equivalents of $12,211,000 (December 31, 2022 – $13,558,000).

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2023 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca and www.sec.gov/edgar.html, is available upon request from the Company.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

Louis Martin, P.Geo., (OGQ 0364) a consultant of First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had 918,428,735 common shares issued and outstanding; 84,639,987 warrants outstanding; 65,280,000 options outstanding; 10,551,283 restricted share units outstanding; 10,466,000 performance share units; and 1,509,000 deferred share units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company’s internal control is effective. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There have been no significant changes in our internal controls during the year ended December 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2023. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2024 by continuing exploration programs and project derisking coupled with mining scenario optimization studies; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2024 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Firefly Metals Ltd Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding maintaining a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s second annual ESG report that was published in June 2023.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2023

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2023 and other continuous disclosure documents filed from time to time via SEDAR+ with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this MD&A has been prepared in accordance with the requirements of United States securities laws as it allows for MJDS filers to use Canadian requirements and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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